CANADA SOUTHERN PETROLEUM LTD.

PE
12-31-01

2001 Annual Report
(Includes Report on Form 10-K)

CANADA SOUTHERN PETROLEUM LTD.

TO OUR SHAREHOLDERS:

We are very pleased to report that the Company achieved record earnings for the year 2001. This year's net income was $10.2 million, or $.71 a share, compared to a net loss of $3.1 million, or $.22 a share, for the year 2000.

The Kotaneelee field and the litigation concerning the field continued to dominate the Company's operations during 2001. The Company's received its first payment of net production proceeds from the field in May 2001 and revenues from the field were primarily responsible for the Company's outstanding earnings for the balance of the year. In 2001, the field produced 16.9 bcf of gas, compared to 20.2 bcf in 2000 and gas prices declined throughout the year from their historic highs in 2000.

On September 14, 2001, the Court in Calgary rendered its decision in the Kotaneelee litigation. We had hoped that the decision would bring finality to the long standing dispute between the Company and the working interest owners, but that did not happen.

The litigation was brought by the Company and two other plaintiffs against the predecessor companies of BPAmoco, ExxonMobil and Devon Energy, the working interest owners in the Kotaneelee field. The Company, which became the permit holder for the field in 1957, alleged in the complaint that the defendants breached a 1959 agreement in which they assured the earliest feasible development and marketing of production from any discoveries at Kotaneelee in exchange for their working interests. The complaint also included a claim by the plaintiffs for a declaration that the carried interest account be reduced due to unnecessary expenditures made by the operator when the gathering lines and facilities were finally rebuilt. The Company was also required to defend a counterclaim brought by BPAmoco seeking a declaration that all gas produced at Kotaneelee was subject to a processing fee.

In its decision, the Court confirmed that the defendants have a continuing contractual obligation to develop the Kotaneelee field and market its gas at the earliest feasible date, but concluded that the defendants had not breached the marketing obligation. The Court also determined that excessive expenditures were made by the operator and directed that the carried interest account should be reduced by Cdn. $5.3 million. The BPAmoco counterclaim was dismissed and the Court declared that the defendants were not entitled to charge gas processing fees. Although the Court did not quantify the amount payable to the Company as a result of that finding, the Company has calculated that amount to be approximately Cdn. $25 million.

In hearings subsequent to September 14, the trial judge expressed a desire to defer consideration of the award of taxable costs to the prevailing parties in the litigation until the Court of Appeal rules on any appeals taken by the parties. In view of the millions of dollars spent by each side in the litigation, the decision on taxable costs will be a very important one and will probably be influenced by the outcome of the appeals process. In the Canadian judicial system, the trial judge has wide discretion in awarding taxable costs.

In view of the Court's decision and the important matters left unresolved, after consultation with litigation counsel the board of directors decided to appeal the judgment. The defendants also appealed the judgment. All filings with the Appeals Court are due by December 31, 2002 and we expect the Appeals Court will hear oral argument early in 2003.

Management continues to believe that the Kotaneelee field, with only two wells drilled, should be further developed and our assessment of recently acquired seismic information confirms that belief. We also believe that Canadian natural gas will remain a highly prized commodity and that eventually the enormous gas reserves in the Canadian Arctic, where the Company has interests, will be developed.

There have been several recent changes in the Company's management. I was elected Chief Financial Officer in November and President in January 2002 after the resignation of Mr. Ben A. Anderson as President and a director. Also, in January, investment banker Mr. Richard McGinity joined the Board and in April 2002 Mr. Myron Kanik, a former Deputy Minister of the Alberta Department of Energy who has had a long career in the Canadian natural gas industry, became a director. We are very pleased that the Company will have the benefit of the considerable talent and experience of these new directors.

We also note with sadness the death in August 2001 of Charles J. Horne, who became an employee at the inception of the Company fifty years ago and who served as President from 1980 to 1997.

Management remains committed to meeting the challenges faced by the Company and enhancing shareholder value. We continue to believe that shareholder value can best be enhanced by successfully concluding the litigation on terms favorable to the Company and its shareholders, obtaining payment of the improperly withheld gas processing fees, recovering the Company's litigation costs, and further development of the Kotaneelee field.

We are grateful for the continuing understanding, patience and support of the shareholders as we seek to build the value of the Company.

Respectfully submitted,

Randy Denecky
President

Calgary, Alberta
May 1, 2002

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2001**

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to

Commission file number 001-03793

CANADA SOUTHERN PETROLEUM LTD.

(Exact name of registrant as specified in its charter)

NOVA SCOTIA, CANADA	98-0085412
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)
#505, 706 - 7th Avenue, S.W., Calgary, Alberta, CANADA	T2P 0Z1
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (403) 269-7741

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Limited Voting Shares, $1 (Canadian) per share	Boston Stock Exchange Pacific Exchange, Inc. Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

Limited Voting Shares, $1 (Canadian) per share — NASDAQ SmallCap Market

(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately U.S. $58,700,000 at March 25, 2002.

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Limited Voting Shares, par value $1.00 (Canadian) per share, 14,417,770 shares outstanding as of March 25, 2002.

DOCUMENTS INCORPORATED BY REFERENCE

Proxy Statement of Canada Southern Petroleum Ltd. related to the Annual Meeting of Shareholders for the year ended December 31, 2001, which is incorporated into Part III of this Form 10-K.

TABLE OF CONTENTS

Unless otherwise indicated, all dollar figures set forth are expressed in Canadian currency. The exchange rate at March 25, 2002 was $1.00 Canadian = U.S. $.63.

PART I

Item 1. Business

The nature of Canada Southern Petroleum Ltd.'s business is described at Item 1(c) herein, and a description of its principal crude oil and gas properties in Canada appears in Item 2 herein. For additional information regarding the development of our business, see "Properties" and Item 8. "Supplemental Information on Oil and Gas Activities".

(a) General Development of Business

Yukon Territory - The Kotaneelee Field

The principal asset of Canada Southern Petroleum Ltd. (Canada Southern) is a 30% carried interest in the Kotaneelee Exploration Permit 1007 in the Yukon Territory, Canada. The permit consists of 31,888 gross (9,566 net) acres. This permit is partially developed into a natural gas field. There have been six wells drilled: two producing natural gas wells, one salt water disposal well and three abandoned wells. The wells had a combined gross productive capability at December 31, 2001 of approximately 43 million cubic feet per day. Gross natural gas sales were approximately 34.4 million cubic feet per day at December 31, 2001 as a result of shrinkage and fuel gas requirements. Devon Canada Corporation (formerly Anderson Exploration Ltd.) is the operator of the Kotaneelee field.

During 2001, Canada Southern acquired fifteen miles of additional seismic on the Kotaneelee Exploration Permit 1007. Interpretation and review of this seismic data has confirmed previous geological and geophysical study of Kotaneelee performed in 1999 by Canada Southern. These results show several prospective spacing units which remain undrilled north and west of the main producing field, with the most significant being a large structure west of the producing field which appears to be isolated and untapped due to faulting. On this structure the Nahanni zone, the target, appears to be at a shallower depth compared with the equivalent horizon of the producing field. If this analysis is correct, then the target would be a greater distance from possible water and there would be a greater potential for enhanced natural gas recoveries.

Production at Kotaneelee commenced in February 1991. According to government reports, total production in billion cubic feet (bcf) from the Kotaneelee gas field since 1991 has been as follows:

Calendar Year	Production (bcf)
1991	8.1
1992	18.0
1993	17.5
1994	16.7
1995	15.7
1996	15.2
1997	14.4
1998	16.0
1999	22.3
2000	20.2
2001	16.9
Total	181.0

Water production increased during 2001 and the producing field may require the drilling of another water disposal well. If water production were to continue to increase, future gas production from the field could be adversely impacted.

As a carried interest owner, Canada Southern is entitled to receive its net share of field revenues after the working interest owners recover all of their capital and operating costs.

On January 19, 2001, Canada Southern's carried interest account in the Kotaneelee field reached undisputed pay out status. During the second quarter of the year, Canada Southern began receiving its share of net proceeds in the field and commenced reporting its share of Kotaneelee net proceeds as income. As of December 31, 2001, Canada Southern recorded approximately $12.5 million of net proceeds from the field for the production period of January 20, 2001 through November 30, 2001.

The Kotaneelee field has been the subject of lengthy litigation. See Item 3. - Legal Proceedings for a discussion of litigation relating to the Kotaneelee field which may affect the status of the carried interest and the amount of the carried interest account.

British Columbia Properties

Prior to the Kotaneelee field reaching undisputed pay out status, Canada Southern's principal source of income was from the sale of natural gas, associated liquids and crude oil from properties located in northeast British Columbia. Effective January 1, 2001, Canada Southern converted its carried interests in northeast British Columbia, including the areas of Buick Creek, Wargen, Ekwan and Clarke Lake, into working interests. Effective April 1, 2001, Canada Southern converted its carried interest in the Siphon area into a working interest.

As of December 31, 2001, the only remaining convertible interest property located in British Columbia was in the Highway area. Canada Southern holds a 50% net profits interest in the property which is convertible into a 50% working interest. The Highway prospect is currently non-producing with approximately $4 million of capital costs that must be recovered before any pay out to Canada Southern. At present, the Highway prospect is not expected to be placed on production, nor is pay out expected to occur in the foreseeable future.

Buick Creek

Canada Southern owns a 21.3% working interest in a producing gas property at Buick Creek through its ownership of 22,675 gross acres (4,829 net acres). The field currently contains 13 producing gas wells. Canada Southern's share of sales from this field averaged 492 thousand cubic feet (mcf) per day and 8 barrels (bbls) per day of liquids (net after royalties) in 2001. Due to facility improvements in December 2001, Canada Southern's share from the field increased to 875 mcf per day in January 2002. The operator of this property is presently in the process of having Canada Southern recognized as an owner of the production facilities. When the process has been completed, Canada Southern will be responsible for the payment of approximately $675,000 for its share of the December 2001 facility improvements. This amount has been included in accrued liabilities at December 31, 2001.

Canada Southern has interests in 5,138 gross (1,156 net) undeveloped acres at Buick Creek. Canada Southern has been in discussions with the operator of the property to consider the possible drilling of additional development wells in this field.

Siphon

Canada Southern owns 5,925 gross (1,038 net) acres for an average 17.5% working interest at Siphon. Canada Southern's share of sales from the date of conversion, April 1, 2001, into a working interest until December 31, 2001 averaged 358 mcf per day of gas and 3 bbls of liquids (net after royalties).

Based on discussions with the operator of the property, Canada Southern understands that the net carried interest account had paid out prior to the conversion on April 1, 2001. The operator is currently calculating the pay out amount to determine the amount due to Canada Southern. A preliminary estimate of the amount due Canada Southern is approximately $350,000. Because of uncertainty as to the amount and the assurance of collectibility, Canada Southern has not recorded any amount related to its share of net carried interest proceeds.

Wargen

At December 31, 2001 Canada Southern owned 7,695 gross (2,308 net) acres at Wargen for an average 30% working interest, of which 4,195 gross (1,521 net) acres were undeveloped. Sales averaged 128 mcf of gas per day (net after royalties) during the year 2001.

In October 2001, Canada Southern farmed out its 50% working interest in 1,280 gross (640 net) acres of exploratory acreage in the Wargen area to an industry partner. The farmee paid 100% of the capital costs to drill two wells on the lands and Canada Southern retained a 7.5% gross overriding royalty on the wells production, which is convertible at pay out to a 20% working interest. The two wells were successfully completed in February 2002. The operator is currently testing and evaluating one well and the other well is being placed on production. Canada Southern also holds a 50% working interest in a section of land, which is adjacent to these wells and it is evaluating whether to drill, or farm out this section to a third party.

Other

In March 2001, Alberta Energy Company, operator of the Ekwan area property, placed a well on production. Canada Southern contributed its 22.5% working interest share in the operations and its share of sales (net after royalties) from the well has averaged 91 mcf per day for the year 2001. Canada Southern has an interest in 1,347 gross (303 net) acres in the area.

Canada Southern also has a 17% average working interest in 4,045 gross (670 net) acres in the Clarke Lake area. Net sales revenue from this property has been minimal.

Canada Southern has other petroleum and natural gas leases in northeast British Columbia which are being evaluated. At December 31, 2001, Canada Southern held interests in 15,423 gross (650 net) developed acres and 14,827 gross (11,485 net) undeveloped acres in these leases. Canada Southern intends to either drill wells on these properties or attempt to farm out the prospects to industry partners.

Arctic Islands - Properties

As of December 31, 2001, Canada Southern held working interests in 45,100 gross acres (1,817 net acres) and carried interests in 133,260 gross acres (37,257 net acres) in the Sverdrup Basin, located in the Arctic Islands. The Canadian Federal Government has designated the Hecla, Whitefish, Drake Point, Roche Point, Kristoffer, Romulus and Bent Horn fields as Significant Discovery Lands. These interests are being retained under Significant Discovery Licenses pending development.

Panarctic Oils Ltd., the operator, received Federal government regulatory approvals for a pilot project to move shipments of crude oil from the Bent Horn field by tanker through the Northwest Passage to southern Canada in 1985. Through December 31, 1996, approximately 2.7 million barrels of Bent Horn crude had been sold. In 1996, the operator shut down production from the field and dismantled the production facilities because of economic uncertainties. Canada Southern owns a 5% carried interest in the area, which has not yet reached pay out status. The timing of any pay out is uncertain.

Major operators and industry investors have recently indicated interest in exploring the Canadian Arctic Islands region to develop additional gas reserves and productive capacity. Recent statements by major oil and gas producers indicate that technological developments may lead to expanded exploration and production efforts in the Canadian Arctic Islands, as well as advance the construction of a natural gas pipeline to the region in the future.

Northwest Territories - Properties

Canada Southern owns a 45% carried interest in the Northwest Territories in the Celibeta field, designated as a Significant Discovery Land by the Federal Government (1,594 gross acres and 717 net acres). Under carried interest arrangements, all operating decisions are the responsibility of the working interest partners. Canada Southern may, at any time, elect to convert from a carried interest position to a working interest position by paying its share of the unrecouped expenditures (i.e., expenditures not recouped from production revenues). At December 31, 2001, our share of unrecouped expenditures was approximately $321,000 on ex-permit 2713 (Celibeta).

Alberta, Canada - Properties

Since February 2000, when Canada Southern disposed of its heavy oil property in Kitscoty, Canada Southern has not been active in the Province of Alberta. Canada Southern currently holds a working interest in 4,251 developed acres (648 net) and 10,276 gross undeveloped acres (3,673 net) in Alberta. Future development of these lands is dependent on the operator of the properties.

Saskatchewan - Properties

During 2001, Canada Southern acquired an additional working interest in the Little Pine area of Saskatchewan for no cost and increased its working interest from 3.75% to 79.375% in two sections of land. Industry partners have become active in the area and depending on gas pricing and other economic considerations, it may become economic for Canada Southern to place its presently shut-in gas well on production.

United States

Texas

In 1999, Canada Southern participated in the drilling and completion of two wells in Stephens County, Texas. This resulted in one dry hole and one nominal crude oil/natural gas producer. Efforts to farm out the remaining undrilled acreage were unsuccessful. During the second quarter of fiscal 2000, the carrying costs ($635,000) of the project were written down to a nominal value of $1.00. In 2001, Canada Southern abandoned the wells. As a result, Canada Southern no longer holds any direct interests in oil and gas properties in the United States.

(b) Financial Information about Industry Segments

Since Canada Southern is primarily engaged in only one industry, oil and gas exploration and development, this item is not applicable to us. See Item 8 – "Financial Statements and Supplemental Data" for general financial information concerning Canada Southern.

(c) (1) Narrative Description of the Business

Canada Southern was incorporated in 1954 under the Canada Corporations Act. In 1979, Canada Southern became subject to the Canadian Business Corporations Act, and in 1980, was continued under the Nova Scotia Companies Act.

Canada Southern is, either in its own right, or through other entities, engaged in the exploration for and development of properties containing or believed to contain recoverable oil and gas reserves and the sale of oil and gas from these properties. Although many of the properties in which Canada Southern has interests are undeveloped, all properties with proved reserves are partially or fully developed. Canada Southern's interests in exploratory ventures are on properties located in Alberta, British Columbia, Saskatchewan, the Northwest and Yukon Territories and the Arctic Islands in Canada. Canada Southern's principal asset is its 30% carried interest in the Kotaneelee field, a partially developed gas field in the Yukon Territory (See Item 3 - "Legal Proceedings".) Canada Southern also has interests in producing properties in British Columbia and Alberta.

(i) Principal Products

The principal source of Canada Southern's revenues is derived from carried interests proceeds from the Kotaneelee gas field. Canada Southern also receives revenue from the sale of crude oil and natural gas derived from its working interests.

(ii) Status of Product or Segment

At present, some of the properties in which Canada Southern has interests are undeveloped and/or non-producing.

(iii) Raw Materials

Not applicable.

(iv) Patents, Licenses, Franchises and Concessions Held

Permits and concessions are important to Canada Southern's operations, since they allow the search for and extraction of any crude oil and natural gas discovered on the areas covered. See the schedule of properties under Item 2 - "Properties".

(v) Seasonality of Business

Canada Southern's business is not seasonal, except that sales of natural gas peak during the winter heating season. Exploration and development activities are restricted in certain areas on a seasonal basis because extreme weather conditions affect transportation and the ability to pursue these activities.

(vi) Working Capital Items

Not applicable.

(vii) Customers

Currently, Canada Southern allows its partners to market its production. Payments of the net carried interest revenues from the Kotaneelee field are received from BP Canada Energy Company, Devon Canada Corporation, Imperial Oil Resources and ExxonMobil Canada Properties. Canada Southern receives its revenue from working interest properties from the following operators of the properties: Samson Canada, Ltd, Anadarko Canada Corporation, Devon Canada Corporation and Petro-Canada Oil and Gas.

(viii) Backlog

Not applicable.

(ix) Renegotiation of Profits or Termination of Contracts or Subcontracts at the Election of the Government

Not applicable.

(x) Competitive Conditions in the Business

The exploration for and production of crude oil and natural gas are highly competitive operations, both internally within the oil and gas industry and externally with producers of other types of energy. The ability to exploit a discovery of crude oil or natural gas is dependent upon considerations such as the ability to finance development costs, the availability of equipment, and the ability to overcome engineering and construction delays and difficulties. Canada Southern must compete with companies which have substantially greater resources available to them. Because the majority of Canada Southern's interests are in remote areas, operation of Canada Southern's properties is more difficult and costly than those in more accessible areas. Furthermore, competitive conditions may be substantially affected by energy legislation in Canada.

(xi) Research and Development

Not applicable.

(xii) Environmental Regulation

See Government Regulation of the Canadian Oil and Gas Industry – Environmental Regulation.

(xiii) Number of Persons Employed by Canada Southern

Canada Southern currently has two full time employees and one part time employee, all of whom are located in Canada. Canada Southern relies to a great extent on consultants (approximately 5) for technical, legal, accounting and administrative services because it is more cost effective than employing a larger full time staff.

(d) Financial Information about Foreign and Domestic Operations and Export Sales

(1) Revenues, Operating Income and Identifiable Assets

Canada Southern's operating assets and revenues are attributable primarily to its operations in Canada.

(2) Risks Attendant to Foreign Operations

The properties in which Canada Southern has interests are located in Canada and for U.S. investors would be subject to certain risks involved in the ownership and development of such foreign property interests. These risks include but are not limited to those of: nationalization; expropriation; confiscatory taxation; native rights; changes in foreign exchange controls; currency fluctuations; burdensome royalty terms; export sales restrictions and other laws and regulations which may adversely affect Canada Southern's interests in these properties, such as those providing for conversion, proration, curtailment, cessation or other forms of limiting or controlling production of, or exploration for, hydrocarbons.

Land Tenure

The respective provincial governments own crude oil and natural gas located in the western provinces of Canada predominantly. Provincial governments grant rights to explore for and produce crude oil and natural gas pursuant to leases, licenses and permits for varying terms and on terms and conditions set forth in provincial legislation including requirements to perform specific work or make payments. Crude oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such crude oil and natural gas are granted by lease on such terms and conditions as may be negotiated. The term of both provincial and freehold leases will generally continue as long as crude oil or natural gas is produced from the property.

Crude oil and natural gas rights on federal lands is generally regulated by the Government of Canada unless authority has been delegated by agreement to the territorial government or the government of the province adjacent to the federal offshore area. In May 1993, the Canada Yukon Oil and Gas Accord was signed which allowed for the transfer to the Yukon Government of authority to administer and control crude oil and natural gas resources within that territory and for the establishment of an Oil and Gas Management Regime. The transfer has now been completed.

Production and Production Facilities

The Governments of Canada, Alberta, British Columbia, Saskatchewan and Yukon have enacted statutory provisions regulating the production of crude oil and natural gas. These regulations may restrict the maximum allowable production from a well based on reservoir engineering and/or conservation practices. The construction and operation of facilities to recover and process crude oil and natural gas are also subject to regulation.

Pricing and Marketing - Crude oil

In Canada, producers of crude oil negotiate sales contracts directly with crude oil purchasers, with the result that the market determines the price of crude oil. Certain purchasers periodically advertise for volumes of crude oil they are prepared to purchase and the price being offered for such volumes. The price depends in part on crude oil quality, prices of competing fuels, distance to market and the value of refined products.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas is determined by negotiation between buyers and sellers, with the result that the market determines the price of natural gas. Natural gas exported from Canada is subject to regulation by the National Energy Board (NEB) and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the Government of Canada. As is the case with crude oil, natural gas exports for a term of less than two years must be made pursuant to an NEB order, or, in the case of exports for a longer duration, pursuant to an NEB license and Governor in Council approval.

The Governments of Alberta, British Columbia Saskatchewan and Yukon also regulate the volume of natural gas, which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

Royalties and Incentives

The royalty regime is a significant factor in the profitability of crude oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands may also be subject to provincial taxes and regulations. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the product produced. The value of the gross production for royalty purposes may be based on a deemed value for the product rather than the actual value received by the interest holder.

From time to time the Governments of Canada, Alberta, British Columbia and Saskatchewan have established incentive programs, which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging natural gas and crude oil exploration, or enhanced recovery projects. Incentives are intended to enhance the existing cash flow of the crude oil and natural gas industry and to improve the economics of finding and developing new and more costly crude oil and natural gas reserves. Crude oil royalty holidays for specific wells and royalty reductions reduce the amount of Crown royalties paid by the interest holder to the respective government. Tax credit programs provide a rebate on Crown royalties paid.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain crude oil and natural gas industry operations. An environmental assessment and review may be required prior to initiating exploration or development projects or undertaking significant changes to existing projects. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of the appropriate authorities. A breach of such legislation may result in the imposition of fines or penalties. Federal environmental regulations also apply to the use and transport of certain restricted and prohibited substances. Canada Southern is committed to meeting its responsibilities to protect the environment wherever it operates and believes that it is in material compliance with applicable environmental laws and regulations. Canada Southern has not been required to spend significant sums to comply with clean up laws and regulations. Canada Southern's compliance with governmental provisions regulating the discharge of materials into the environment or otherwise relating to the protection of the environment is not expected to have a material effect on its capital expenditures, earnings or competitive position.

(3) Data which Are Not Indicative of Current or Future Operations

Not applicable.

Item 2. Properties

(a) Canada Southern's principal asset is its 30% carried interest in the Kotaneelee field, a partially developed gas field in the Yukon Territory, Canada. See Item 3. "Legal Proceedings." Canada Southern also has interests in producing properties in British Columbia and Alberta and in several exploration prospects. The exploratory ventures are properties located in British Columbia, Alberta, Saskatchewan, the Yukon and Northwest Territories and the Arctic Islands in Canada. The operators conduct geophysical, geological and drilling work on Canada Southern's properties under various agreements. Canada Southern's personnel and consultants review the results of this work.

(b) (1) The information regarding reserves, costs of oil and gas activities, capitalized costs, discounted future net cash flows and results of operations is contained in Item 8 - "Financial Statements and Supplementary Data."


Company Areas of Interest
Alaska
Yukon
Northwest Territories
Nunavut
British Columbia
Alberta
Sask.
United States


Northwest
Territories
La Biche Field
Liard
Field
[Area of
new
activity]
Yukon
Pointed Mountain
Field
0
10
Miles
Kotaneelee Field
British Columbia
Beaver River Field


Lease Holdings
Whitefish
Roche Point
Byam Martin Channel
Bent
Horn
Sabine
Peninsula
Drake
Point
Hecla

(2) Reserves Reported to Other Agencies

Not applicable.

(3) Production

Average sales price per unit and average production cost for oil and gas produced during the periods are shown below. Production costs are allocated based on the weighted average of oil and gas sales. In 2001 and 2000, production was primarily natural gas. In 1999, oil production was primarily heavy crude oil with high lifting costs.

	Average Sales Price		Average Production Costs	
Year	Oil (per bbl)	Gas (per mcf)	Oil (per bbl)	Gas (per mcf)
	($)	($)	($)	($)
2001	57.57	6.81	-	1.18
2000	43.00	3.63	24.10	.62
1999	17.38	1.83	12.82	1.45

(4) Productive Wells and Acreage

Productive wells and acreage on working and carried interest properties as of December 31, 2001 were as follows:

	Gross Wells		Net Wells	
	Oil	Gas	Oil	Gas
Working interest	6	57	1.3	10.0
Carried interest	7	15	.9	1.3
	13	72	2.2	11.3

	Gross and Net Developed Acres					
	Working Interest		Carried Interest		Total	
	Gross Acres	Net Acres	Gross Acres	Net Acres	Gross Acres	Net Acres
Yukon	-	-	1,280	384	1,280	384
Northwest Territories	-	-	640	288	640	288
Arctic Islands	1,280	61	1,920	160	3,200	221
Alberta	4,251	648	-	-	4,251	648
Saskatchewan	160	136	-	-	660	136
British Columbia	33,619	6,416	11,138	186	44,757	6,602
	39,310	7,261	14,978	1,018	54,788	8,279

(5) Undeveloped Acreage

Total developed and undeveloped acreage in which we have interests is summarized by geographic area in the table below:

Gross and Net Petroleum Acreage as of December 31, 2001

	Developed Acres			Undeveloped Acres		
	Gross	Net	%	Gross	Net	%
Canada:						
Yukon-carried interest	1,280	384	30	30,608	9,182	30
Northwest Territories-carried interest	640	288	45	954	429	45
Arctic Islands:						
Working interest	1,280	61	7	43,820	1,756	22
Carried interest	1,920	160	7	131,340	37,097	22
Alberta-working interest	4,251	648	15	10,276	3,673	36
Saskatchewan-working interest	660	136	21	1,120	952	85
British Columbia:						
Working interest	33,619	6,416	19	27,180	14,681	54
Carried interest	11,138	186	2	-	-	
	54,788	8,279		245,298	67,770	

(6) Drilling activity

Productive and dry net wells drilled during the following periods:

	Gross		Net	
Year	Productive	Dry	Productive	Dry
2001	-	-	-	-
2000	-	1	-	.333
1999	4	2	1.13	.798

(7) Present Activities

There were no wells drilling at December 31, 2001.

(8) Delivery Commitments

None.

Item 3. Legal Proceedings

Canada Southern believes that the working interest owners in the Kotaneelee gas field have not adequately pursued the attainment of contracts for the sale of Kotaneelee gas. In October 1989 and in March 1990, Canada Southern filed statements of claim in the Court of Queen's Bench of Alberta, Judicial District of Calgary, Canada, against the working interest partners in the Kotaneelee gas field. The named defendants were Amoco Canada Petroleum Corporation, Ltd., Dome Petroleum Limited (now BP Amoco Canada Resources Ltd.), and Amoco Production Company, Columbia Gas Development of Canada Ltd., Mobil Oil Canada Ltd. and Esso Resources of Canada Ltd. In 1991, Anderson Exploration Ltd. acquired all of the shares in Columbia and changed its name to Anderson Oil & Gas Inc. Anderson was the sole operator of the field and is a direct defendant in the Canadian lawsuit. During 2001, Devon Canada Corporation acquired Anderson.

The trial commenced in 1996 and the trial court justice rendered his decision in September 2001. At trial Canada Southern claimed that the defendants breached a contractual obligation and/or a fiduciary duty to market gas from the Kotaneelee gas field when it was possible to so do. Canada Southern asserted that marketing the Kotaneelee gas was possible in 1984 and that the defendants deliberately failed to do so. Canada Southern sought monetary damages and the forfeiture of the Kotaneelee gas field.

In addition, Canada Southern claimed that the defendants should reduce the carried interest account because of improper charges to the carried interest account. Canada Southern claimed that when the defendants in 1980 suspended production from the field's gas wells, they failed to take precautionary measures necessary to protect and maintain the wells in good operating condition. The wells thereafter deteriorated, which caused unnecessary expenditures to be incurred, including expenditures to redrill one well. In addition, Canada Southern claimed that expenditures made to repair and rebuild the field's dehydration plant should not have been necessary had the facilities been properly constructed and maintained by the defendants. The expenditures, Canada Southern claimed, were inappropriately charged to the field's carried interest account. The effect of an increased carried interest account is to extend the period before pay out begins to the carried interest account owners.

Canada Southern claimed that production from the field should have commenced in 1984. At that time the field's carried interest account was approximately $63 million. Canada Southern claimed that by 1993 at least $34 million of unnecessary expenses had been wrongfully charged to the carried interest account. Canada Southern's 30% share of these expenses would be approximately $10.2 million. Canada Southern further claimed that if production had commenced in 1984, the carried interest account would have been paid out in approximately two years and Canada Southern would have begun to receive revenues from the field in 1986.

Based upon evidence discovered after the trial began, Canada Southern filed a claim during May 1998 that the defendants failed to develop the field in a timely manner. Canada Southern is unable to estimate the time necessary to conclude this claim.

Matters Ancillary to Kotaneelee Litigation

In its 1989 statement of claim, Canada Southern sought a declaratory judgment regarding two issues:

(1) whether interest accrued on the carried interest account; and

(2) whether expenditures for gathering lines and dehydration equipment are expenditures chargeable to the carried interest account or whether Canada Southern will be assessed a processing fee on gas throughput.

With respect to the first issue, Canada Southern maintained that no interest should accrue on the account and the defendants have not contested this position. With regard to the second issue, Canada Southern maintained that the expenditures are chargeable to the carried interest account.

On January 22, 1996, Canada Southern settled two claims outstanding against it in the Court of Queen's Bench of Alberta, which related to a suit brought against Allied Signal Inc. in Florida, which was dismissed on the basis that Canada was the appropriate forum for the litigation. AlliedSignal had sought additional relief against Canada Southern in Canada to preclude other types of suits by Canada Southern and to recover the costs of the defense of the initial action. The settlement bars Allied Signal from making a claim against Canada Southern for any costs in connection with the Kotaneelee Litigation. Canada Southern agreed not to bring any action against AlliedSignal in connection with the Kotaneelee gas field. Neither party made any monetary payment to the other party.

Taxable Costs

Under Canadian law, certain costs (known as taxable costs) of the litigation may be assessed against the non-prevailing party. Effective September 1, 1998, the Alberta Rules of Court were amended to provide for a material increase in the costs which may be awarded to the prevailing party in matters before the Court.

The trial was lengthy, complicated and costly to all parties and Canada Southern expects that the parties who ultimately prevail in the litigation will argue for a substantial assessment of costs against the non-prevailing party or parties. The Court has very broad discretion as to whether to award costs and disbursements and as to the calculation of any amounts to be awarded. Accordingly, Canada Southern is unable to determine whether, in the event that Canada Southern does not ultimately prevail on its claims in the litigation, costs will be assessed against Canada Southern or in what amounts. However, since the costs incurred by the defendants have been substantial, and since the Court has broad discretion in the awarding of costs, an award of costs to the defendants potentially could be material. As of December 31, 2001, Canada Southern had expended in excess of $14.5 million on the litigation and believes the defendants have expended substantially more than that amount. A cost award against Canada Southern could be of sufficient magnitude to necessitate a sale of Canada Southern's assets or a debt or equity financing to fund such an award. There are no assurances that any such sale or financing would be consummated.

Canada Southern has paid all of the costs of the Kotaneelee Litigation and may recover some of those costs from the other carried interest partners, if those carried interest partners ultimately realize any recoveries.

Trial Court Decision

On September 14, 2001, the trial court in Calgary issued its written reasons for its decision in the Kotaneelee litigation and on November 1, 2001 the Court finalized its judgment. The judgment affirms that, although the defendants have a continuing contractual obligation (but not a fiduciary obligation) to develop the Kotaneelee gas field and market the field's gas at the earliest feasible date, they did not breach their contractual obligation to market the gas. The Court also ordered that the field's carried interest account be reduced by $5,297,000 and declared that gas produced at the field is not subject to processing fees. Although the Court did not quantify the amount payable to Canada Southern as a result of the processing fee declaration and the adjustment of the carried interest account, Canada Southern calculates that amount to be approximately $25 million before any applicable taxes. The trial court determined that the issue of whether interest accrued on the carried interest account had been abandoned. The trial court retained jurisdiction on the issue of taxable costs, but the Court has expressed a desire to defer its consideration of costs until the Court of Appeal rules on appeals taken by the parties.

Appeals

The plaintiffs and each of the defendants have filed appeals and/or cross appeals of the trial court decision with the Court of Appeal in Calgary, Alberta. The case management Justice of the Court of Appeal has advised the parties to the litigation that all filings in connection with the appeals are to be made before the end of December 2002, at which time a date will be set to hear oral arguments from the parties.

Contingencies

In 1991, Canada Southern granted interests to the following officers, employees, directors, litigation counsel and consultants aggregating 7.8% (an additional .75% was granted in 1997 to litigation counsel) of any and all net recoveries from the defendants in the Kotaneelee gas field litigation due to the defendants' failure to assure the earliest feasible development and marketing of gas and due to other failures:

Holder	Relationship to Canada Southern at Date of Grant	Net Recovery Percentage
Robert J. Angerer	Litigation Counsel	2.00
Reasoner, Davis & Fox	Counsel	2.00
Murtha Cullina LLP	Counsel	1.00
G&O'D INC	Consultants	1.00
J. Peter McMahon	Litigation Counsel	1.00
V. D. MacDonald	Litigation Counsel	.75
Charles J. Horne	President	.25
Benjamin W. Heath	Director	.25
Betsy F. Shaw	Vice President	.10
Evelyn D. Scott	Treasurer/Secretary	.10
Angela N. Morar	Accountant	.10
		8.55

Uncertainty

There is no assurance whatsoever that ultimately Canada Southern will be successful on its claims, which have been vigorously defended by the defendants. There is also no assurance that Canada Southern will be awarded any damages, or that, if ultimately damages are awarded, the Court will apply the measure of damages Canada Southern claims should be applied.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

Executive Officers of Canada Southern

The following information with respect to our executive officers is furnished pursuant to Instruction 3 to Item 401(b) of Regulation S-K.

Name	Age	Office	Length of Service in this Office	Other Positions Held with Canada Southern
Randy Denecky	38	Acting President	January 6, 2002 to present	None
		Chief Financial and Accounting Officer	November 7, 2001 to present	None

All of the officers of Canada Southern are elected annually by the Board of Directors and serve at the pleasure of the Board of Directors.

Canada Southern is not aware of any arrangement or understanding between Mr. Denecky and any other person by which Mr. Denecky was selected as an officer.

PART II

Item 5. Market for Our Limited Voting Shares and Related Stockholder Matters

(a) Principal Markets

Our Limited Voting Shares, par value $1.00 per share, are traded on The Toronto, Pacific and Boston Stock Exchanges [Symbol: CSW], and in the NASDAQ SmallCap Market [Symbol: CSPLF].

The quarterly high and low closing prices (in Canadian dollars) on The Toronto Stock Exchange during the calendar periods indicated were as follows:

2000	1st quarter	2nd quarter	3rd quarter	4th quarter
High	12.50	10.50	10.50	7.50
Low	8.25	6.30	7.00	4.90

2001	1st quarter	2nd quarter	3rd quarter	4th quarter
High	9.95	15.00	12.96	8.77
Low	6.50	7.50	6.75	6.47

The quarterly high and low closing prices (in U. S. dollars) on the NASDAQ SmallCap Market during the calendar periods indicated were as follows:

2000	1st quarter	2nd quarter	3rd quarter	4th quarter
High	8.44	7.50	7.06	5.50
Low	5.63	4.25	4.98	3.06

2001	1st quarter	2nd quarter	3rd quarter	4th quarter
High	6.81	9.87	8.62	5.59
Low	4.09	4.88	4.12	4.00

(b) Approximate Number of Holders of Limited Voting Shares at March 25, 2002

Title of Class	Approximate Number of Record Holders
Limited Voting Shares, par value $1.00 per share.	4,100

(c) Dividends

Canada Southern has never paid a dividend on its Limited Voting Shares. Any future dividends will be dependent on earnings, financial condition, and business prospects. Canada Southern does not intend to pay any dividend or make any other payment to shareholders on the Limited Voting Shares until the deficit of $18,443,752 at December 31, 2001 is eliminated.

Current Canadian law does not restrict the remittance of dividends to persons not resident of Canada. Under current Canadian tax law and the United States-Canada Tax Convention (1980), any dividends paid to U.S. resident shareholders under the Convention are generally subject to a 15% Canadian withholding tax.

(d) Recent Sales of Unregistered Securities

None.

Item 6. Selected Financial Data

The following selected consolidated financial information (in thousands except per share and exchange rate data) of Canada Southern as it relates to each of the fiscal periods shown has been extracted from our consolidated financial statements.

	Years ended December 31,				
	2001 ($)	2000 ($)	1999 ($)	1998 ($)	1997 ($)
Operating revenues	15,758	1,232	777	1,810	2,120
Total revenues	16,036	1,379	1,030	3,409	2,515
Net income (loss)	10,183	(3,084)	(3,001)	(2,328)	(1,588)
EPS – basic	71	(.22)	(.21)	(.16)	(.11)
EPS - diluted	.70	(.22)	(.21)	(.16)	(.11)
Working capital	14,858	1,261	3,629	6,876	5,573
Total assets	25,088	12,749	16,073	18,854	22,772
Shareholders' Equity:					
Capital stock	41,690	40,794	40,787	40,489	40,489
Deficit	(18,444)	(28,626)	(25,542)	(22,540)	(18,625)
Total	23,246	12,168	15,245	17,949	21,864
Average number of shares outstanding:					
Basic	14,365	14,285	14,253	14,235	14,084
Diluted	14,476	14,285	14,253	14,235	14,084
Exchange rates: (Canadian $ = U.S. $)					
Year-end	.6278	.6672	.6924	.6535	.6992
Average for the period	.6458	.6736	.6733	.6749	.7224
Range	.62-.67	.65-.69	.67-.69	.63-.67	.69-.75

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical in nature are intended to be, and are hereby identified as, "forward looking statements" for purposes of the "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995. We caution readers that forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements. Among these risks and uncertainties are uncertainties as to the costs, length and outcome of the Kotaneelee litigation, pricing and production levels from the properties in which Canada Southern has interests, and the extent of the recoverable reserves at those properties.

(1) Liquidity and Capital Resources

At December 31, 2001, Canada Southern had approximately $13.1 million of cash and cash equivalents. These funds are expected to be used for general corporate purposes, including the continuation of the Kotaneelee field litigation and for limited exploration and development until the completion of the litigation.

Net cash flow provided from operations during 2001 was $11,496,000 compared to the funds used in operations of $2,401,000 during the 2000.

Increase in income from operations	$ 15,464,000
Net changes in accounts receivable and other	(2,908,000)
Net changes in current liabilities	1,341,000
Increase in net cash provided by operations	$ 13,897,000

At December 31, 2000, most of Canada Southern's properties were carried interest properties including the Kotaneelee field. The majority of the carried interest properties in British Columbia were converted to working interests in 2001. Canada Southern does not expect to make any significant capital expenditures at the present time.

Canada Southern's Kotaneelee carried interest account reached undisputed pay out status on January 19, 2001. Canada Southern received its first payment of net production proceeds from the Kotaneelee gas field during May 2001.

On September 14, 2001, the trial court in Calgary issued its written reasons for its decision in the Kotaneelee litigation and on November 1, 2001 the Court finalized its judgment. The judgment affirms that, although the defendants have a continuing contractual obligation (but not a fiduciary obligation) to develop the Kotaneelee gas field and market the field's gas at the earliest feasible date, they did not breach their contractual obligation to market the gas. The Court also ordered that the field's carried interest account be reduced by $5,297,000 and declared that gas produced at the field is not subject to processing fees. Although the Court did not quantify the amount payable to Canada Southern as a result of the processing fee declaration and the adjustment of the carried interest account, Canada Southern has calculated that amount to be approximately $25 million before any applicable taxes. The trial court determined that the issue of whether interest accrued on the carried interest account had been abandoned. The trial court retained jurisdiction on the issue of taxable costs, but the Court has expressed a desire to defer its consideration of costs until the Court of Appeal rules on appeals taken by the parties. Canada Southern has not recorded the above estimated $25 million amount due because the decision has been appealed and collection of the amount is not assured.

The trial was lengthy, complicated and costly to all parties and Canada Southern expects that the parties who ultimately prevail in the litigation will argue for a substantial assessment of costs against the non-prevailing party or parties. The Court has very broad discretion as to whether to award costs and disbursements and as to the calculation of any amounts to be awarded. Accordingly, Canada Southern is unable to determine whether, in the event that Canada Southern does not ultimately prevail on its claims in the litigation, costs will be assessed against Canada Southern or in what amounts. However, since the costs incurred by the defendants have been substantial, and since the Court has broad discretion in the awarding of costs, an award of costs to the defendants potentially could be material. As of December 31, 2001, Canada Southern had expended in excess of $14.5 million on the litigation and believes the defendants have expended substantially more than that amount. A cost award against Canada Southern could be of sufficient magnitude to necessitate a sale of Canada Southern's assets or a debt or equity financing to fund such an award. There are no assurances that any such sale or financing would be consummated.

Canada Southern has established a provision for its potential share of future site restoration costs. The estimated amount of these costs, which totals approximately $1,361,000, is being provided for on a unit of production basis in accordance with existing legislation and industry practice. At December 31, 2001, Canada Southern had accrued $263,000 of these costs with $1,098,000 remaining to be accrued in the future. The estimated costs of abandoning carried interest wells are not included in future site restoration costs. These costs would be paid by the working interest partners and charged to the carried interest account.

(2) Results of Operations

2001 vs. 2000

A comparison of revenues, costs and expenses, income taxes, net income (loss) and earnings per share for 2001 and 2000 is as follows:

	2001	2000	Net Change
Revenues	$16,036,476	$ 1,379,311	$14,657,165
Costs and expenses	(4,658,275)	(4,545,869)	(112,406)
Income tax recovery (provision)	(1,195,700)	82,225	(1,277,925)
Net income (loss)	$ 10,182,501	$(3,084,333)	$13,266,834
Net income (loss) per share:			
Basic	$.71	$(.22)	$.93
Dilutive	$.70	$(.22)	$.92

Proceeds from carried interests increased 1,516% to $12,880,000 during 2001 from $797,000 in 2000, mainly due to the net cash flow associated with the Kotaneelee field. Canada Southern's carried interest account reached undisputed pay out status on January 19, 2001. Canada Southern received its first payment of net production proceeds from the Kotaneelee gas field during May 2001. Effective for the production period beginning September 2001, the defendants are no longer deducting a processing fee on the monthly payments of carried interest revenues. The following is a comparison of the proceeds from carried interests for the years indicated:

	2001	2000
Kotaneelee gas field	$12,549,000	$ -
Other properties	331,000	797,000
Total	$12,880,000	$797,000

Sales gas from the Kotaneelee field is approximately 80% of total monthly production. Because of the uncertainties as to production rates, natural gas prices and future capital expenditures, Canada Southern is unable to accurately predict the amount of future net production proceeds that it may receive from the field. In addition, water production increased during 2001 and the producing field may require the drilling of another water disposal well. If water production were to continue to increase, future gas production from the field could be adversely impacted.

Production from the Kotaneelee field during the year 2001 was as follows:

Month	Mmcf/d	Month	Mmcf/d
January	52.9	July	46.2
February	54.6	August	43.6
March	50.5	September	42.5
April	47.7	October	43.3
May	46.8	November	42.9
June	41.8	December	42.4

Sales volumes increased by 759% from 2000 to 2001 (from 408,000 mcf to 3,504,000 mcf respectively). Average gas prices increased 59% and operating and capital costs increased by $3,384,000 in 2001 compared to 2000.

During the year 2001 proceeds from carried interests included $315,000 of carried interest revenues relating to production periods prior to January 1, 2001 from the Buick Creek, Wargen and Clarke Lake properties, which were converted to working interests effective January 1, 2001. During 2000, the operator of these properties withheld $1,081,000 in payments which were not recorded as revenue, to recover a disputed amount with respect to prior year payments. Canada Southern has been attempting to resolve the dispute.

The volumes in thousand cubic feet (mcf) and the average price of gas per mcf sold during the periods indicated were as follows:

	2001			2000		
	mcf/bbls	Average price per mcf/bbl	Total	mcf/bbls	Average price per mcf/bbl	Total
Gas sales (mcf)	3,504,000	$ 5.40	$18,916,000	408,000	$ 3.39	$1,382,000
Oil sales (bbls)	402	$23.81	10,000	258	$42.55	11,000
Royalty			(2,385,000)			(319,000)
Operating costs			(334,000)			(260,000)
Processing fees			(1,983,000)			-
Transportation			(1,306,000)			-
Capital costs			(38,000)			(17,000)
Total			$ 12,880,000			$ 797,000

Gas sales increased 583% from $418,000 in 2000 to $2,853,000 in 2001. There was a 1,000% increase in the number of units sold and a 5% decrease in the average price for gas. In addition, gas sales include royalty income, which increased 48% in 2001. The volumes in mcf and the average price of gas per mcf sold during the periods indicated were as follows:

	2001			2000		
	mcf	Average price per mcf	Total	mcf	Average price per mcf	Total
Gas sales	550,000	$6.81	$3,533,000	50,000	$7.16	$358,000
Royalty income			215,000			145,000
Royalties			(895,000)			(85,000)
Total			$2,853,000			$418,000

Oil sales increased by 44% in 2001 to $26,000 compared to $18,000 in 2000. Since Canada Southern sold most of its producing oil properties in 2000, future oil sales are expected to be minimal unless additional producing properties are drilling or purchased. Crude oil unit sales in barrels (bbls) (before deducting royalties) and the average price per barrel sold during the periods indicated were as follows:

	2001			2000		
	bbls	Average price per bbl	Total	bbls	Average price per bbl	Total
Crude oil sales	448	$57.57	$ 21,000	403	$43.42	$ 18,000
Royalty income			5,000			-
Royalties			-			-
Total			$ 26,000			$ 18,000

Interest and other income increased 89% in 2001. Interest income increased from $147,000 to $278,000 in 2001 because more funds were available for investment. The 2001 period includes proceeds from the sale of seismic data in the amount of $25,000 compared to $22,000 from such sales in 2000.

General and administrative costs decreased 16% in 2001 to $1,429,000 from $1,694,000 in 2000, primarily because of $227,000 in costs associated with a proposed rights offering to shareholders in 2000 which was withdrawn.

Legal expenses decreased 49% during 2001 to $1,012,000 compared to $1,990,000 during 2000. These expenses are related primarily to the cost of the Kotaneelee litigation. On February 6, 2001, presentation of evidence to the trial court was concluded, and as a result the legal expenses were reduced in 2001. The appeal of the trial court's decision is expected to increase legal expenses in 2002.

Lease operating costs increased 643% from $63,000 in 2000 to $468,000 in 2001. The conversion of certain properties from carried interest into working interest properties during the year resulted in higher lease operating costs.

Depletion, depreciation and amortization expense increased 733% in 2001 to $1,800,000 from $216,000 in 2000. The increase in depletion, depreciation and amortization is mainly due to the increase in Canada Southern's production as a result of the net carried interest revenue attributable to the Kotaneelee field.

A foreign exchange gain of $51,000 was recorded in 2001, similar to the exchange gain of $51,000 in 2000 on Canada Southern's U.S. investments. The value of the Canadian dollar was U.S. $.6278 at December 31, 2001 compared to U.S. $.6672 at December 31, 2000.

Abandonments and write-downs decreased to nil during 2001, as compared with $635,000 in 2000. Canada Southern's investment in a Texas project was written down to a nominal value during 2000 because the project was deemed to be uneconomic.

An income tax provision of $1,196,000 was recorded in 2001 compared to an income tax recovery of $82,000 in 2000. During the 2001 period, $1,196,000 of income taxes were provided which resulted in an effective tax of rate 11% instead of the expected rate of 45% because of the utilization of tax loss carry forwards and earned depletion not previously recorded as a future tax asset.

2000 vs. 1999

A comparison of revenues, costs and expenses, income taxes, net loss and earnings per share for 2000 and 1999 is as follows:

	2000	1999	Net Change
Revenues	$ 1,379,311	$ 1,029,899	$ 349,412
Costs and expenses	(4,545,869)	(4,306,293)	(239,576)
Income tax recovery	82,225	274,970	(192,745)
Net loss	$ (3,084,333)	$(3,001,424)	$ (82,909)
Net loss per share (basic & diluted)	$ (.22)	$ (.21)	$ (.01)

Proceeds from carried interests increased 36% to $797,000 during 2000 compared to $587,000 in 1999 because gas prices increased 22% and operating and capital costs decreased by $381,000 during 2000. During 2000, the operator of certain properties withheld $1,081,000 in payments (which were not recorded as revenues) to recover a disputed amount with respect to prior year payments. During February 2001, payments resumed on these properties. The volumes in million cubic feet (mmcf) and the average price of gas per mcf sold during the periods indicated were as follows:

	2000			1999		
	mmcf	Average price per mcf	Total	mmcf	Average price per mcf	Total
Gas sales	408	$3.39	$1,382,000	563	$2.79	$1,572,000
Oil sales			11,000			-
Royalty			(319,000)			(327,000)
Operating costs			(260,000)			(417,000)
Capital costs			(17,000)			(241,000)
Total			$ 797,000			$ 587,000

Share of Kotaneelee net revenues for 2000. No revenues were included from the Kotaneelee gas field during 2000. Canada Southern owns a 30% carried interest in the Kotaneelee gas field. The field produces approximately 55 mmcf/d of which approximately 45 mmcf/d is sold. Although, according to the operator's reports, the Kotaneelee gas field reached pay out status during November 1999, the operator notified Canada Southern in December 1999 that it would not make any payments to the carried interest owners, including Canada Southern, until the issue of the amount of recoverable costs under the carried interest account was resolved by the Kotaneelee litigation.

Gas sales increased 1,000% from $38,000 in 1999 to $418,000 in 2000. There was a 138% in number of units sold and a 291% increase in the average price for gas. In addition, gas sales include royalty income which increased 127% in 2000. The volumes in mmcf and the average price of gas per mcf sold during the periods indicated were as follows:

	2000			1999		
	mmcf	Average price per mcf	Total	mmcf	Average price per mcf	Total
Gas sales	50	$7.16	$358,000	21	$1.83	$37,000
Royalty income			145,000			64,000
Royalties			(85,000)			(63,000)
Total			$418,000			$38,000

Oil sales decreased by 88% in 2000 to $18,000 compared to $151,000 in 1999. We sold our remaining heavy oil production in February 2000. Future oil sales are expected to be minimal unless additional producing properties are acquired through drilling or purchase. Crude oil unit sales in barrels ("bbls") (before deducting royalties) and the average price per barrel sold during the periods indicated were as follows:

	2000			1999		
	bbls	Average price per bbl	Total	bbls	Average price per bbl	Total
Crude oil sales	403	$43.42	$ 18,000	9,171	$17.38	$159,000
Royalties			-			(8,000)
Total			$ 18,000			$151,000

Interest and other income decreased 43% in 2000. Interest income decreased from $231,000 to $131,000 in 2000 because less funds were available for investment. The 2000 period includes proceeds from the sale of seismic data in the amount of $22,000 compared to $16,000 from such sales in 1999.

General and administrative costs increased 34% in 2000 to $1,694,000 from $1,265,000 in 1999 primarily because of the $227,000 in costs associated with the proposed rights offering to shareholders which was withdrawn. In addition, salaries increased approximately $113,000 during 2000.

Legal expenses decreased 6% during 2000 to $1,990,000 compared to $2,108,000 during 1999. These expenses are related primarily to the cost of the Kotaneelee litigation. During 2000, Canada Southern prepared and filed its written closing arguments. On February 6, 2001, presentation of evidence to the trial court was concluded.

Lease operating costs decreased 57% from $147,000 in 1999 to $63,000 in the 2000 period. Canada Southern sold its remaining heavy oil production properties during February 2000.

Depletion, depreciation and amortization expense decreased 69% in 2000 to $216,000 from $707,000 in 1999. Canada Southern sold its remaining heavy oil properties during February 2000.

A foreign exchange gain of $51,000 was recorded in 2000, contrasted with an exchange loss of $77,000 in 1999 on our U.S. investments. The value of the Canadian dollar was U.S. $.6672 at December 31, 2000 compared to U.S. $.6924 at December 31, 1999.

Abandonments and write downs increased to $635,000 during 2000. The investment in the Texas project was written down to a nominal value during the second quarter because the project was deemed to be uneconomic.

Income tax recovery decreased to $82,000 in 2000 compared to $275,000 in 1999 due to higher unrecognized benefit of tax losses in 2000.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

Canada Southern does not have any significant exposure to market risk as the only market risk sensitive instruments are our investments in marketable securities. At December 31, 2001, the carrying value of such investments (including those classified as cash and cash equivalents) was approximately $12.9 million, which was approximately equal to fair value and face value of the investments. Since Canada Southern expects to hold the investments to maturity, the maturity value should be realized. In addition, the investments in marketable securities included investments held in the United States, which are subject to foreign exchange fluctuations. At December 31, 2001, the U.S. dollar investments totaled approximately $295,000.

Item 8. Financial Statements and Supplementary Data

AUDITORS' REPORT

To the Shareholders of
Canada Southern Petroleum Ltd.

We have audited the consolidated balance sheets of Canada Southern Petroleum Ltd. as at December 31, 2001 and 2000, and the consolidated statements of operations and deficit, cash flows and limited voting shares and contributed surplus for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canada Southern Petroleum Ltd. as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001, in accordance with Canadian generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2001 the Company changed its accounting policy for earnings per share.

Ernst & Young LLP

Calgary, Canada
March 8, 2002

Chartered Accountants

CANADA SOUTHERN PETROLEUM LTD.
(Incorporated under the laws of Nova Scotia)

CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)

	As at December 31, 2001	As at December 31, 2000
Assets		
Current assets		
Cash and cash equivalents (Note 2)	$ 13,104,666	$ 1,160,031
Accounts receivable (Note 3)	3,008,632	244,745
Other assets	322,747	300,871
Total current assets	16,436,045	1,705,647
Oil and gas properties and equipment (full cost method) (Note 3)	8,151,670	9,378,008
Future tax asset (Note 5)	500,000	1,665,700
Total assets	$25,087,715	$12,749,355
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 696,576	$ 307,550
Accrued liabilities (Note 8)	881,948	137,527
Total current liabilities	1,578,524	445,077
Future site restoration costs (Note 3)	263,340	136,123
Contingencies (Note 6)	-	-
Shareholders' Equity		
Limited Voting Shares, par value $1 per share (Note 4)		
Authorized –100,000,000 shares		
Outstanding –14,417,770 (2001), 14,285,970 (2000) shares	14,417,770	14,285,970
Contributed surplus	27,271,833	26,508,438
Total capital	41,689,603	40,794,408
Deficit	(18,443,752)	(28,626,253)
Total shareholders' equity	23,245,851	12,168,155
Total liabilities and shareholders' equity	$25,087,715	$12,749,355

See accompanying notes.

Approved on behalf of the Board

/s/ Arthur B. O'Donnell
Director

/s/ Benjamin W. Heath
Director

CANADA SOUTHERN PETROLEUM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian dollars)

	Years ended December 31,		
	2001	2000	1999
Revenues:			
Proceeds from carried interests Notes (6, 7 & 8)	$12,879,512	$ 796,560	$ 587,073
Gas sales (Notes 7 and 8)	2,853,123	418,053	38,324
Oil sales (Notes 7 and 8)	25,509	17,522	151,137
Interest and other income	278,332	147,176	253,365
Total revenues	16,036,476	1,379,311	1,029,899
Costs and expenses:			
General and administrative	1,428,915	1,693,710	1,265,165
Legal (Note 6)	1,011,521	1,989,540	2,108,521
Lease operating costs	468,089	62,778	147,332
Depletion, depreciation and amortization	1,663,402	215,700	707,200
Site restoration costs	137,000	300	600
Foreign exchange (gains) losses	(50,652)	(50,741)	77,475
Abandonments and write downs (Note 3)	-	634,582	-
Total costs and expenses	4,658,275	4,545,869	4,306,293
Income (loss) before income taxes	11,378,201	(3,166,558)	(3,276,394)
Income tax (expense) recovery (Note 5)	(1,195,700)	82,225	274,970
Net income (loss)	10,182,501	(3,084,333)	(3,001,424)
Deficit - beginning of year	(28,626,253)	(25,541,920)	(22,540,496)
Deficit - end of year	$(18,443,752)	$(28,626,253)	$(25,541,920)
Net income (loss) per share:			
Basic	$.71	$(.22)	$(.21)
Diluted	$.70	$(.22)	$(.21)
Average number of shares outstanding:			
Basic	14,365,278	14,285,047	14,252,574
Diluted	14,475,788	14,285,047	14,252,574

See accompanying notes.

CANADA SOUTHERN PETROLEUM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)

	Years ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$10,182,501	$(3,084,333)	$(3,001,424)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation, depletion and amortization	1,663,402	215,700	707,200
Site restoration costs	137,000	300	600
Abandonments and write downs	-	634,582	-
Future tax expense (recovery)	1,165,700	(82,225)	(274,970)
Funds used in operations	13,148,603	(2,315,976)	(2,568,594)
Change in assets and liabilities:			
Accounts receivable	(2,763,887)	116,007	(94,636)
Other assets	(21,876)	6,648	12,178
Accounts payable	389,026	(327,050)	259,045
Accrued liabilities	744,421	119,271	(276,235)
Net cash provided by (used in) operations	11,496,287	(2,401,100)	(2,668,242)
Cash flows from investing activities:			
Additions to oil and gas properties and equipment	(1,238,291)	(357,296)	(914,483)
Site restoration expenditures	(9,783)	(38,573)	(61,949)
Sale of marketable securities	-	568,374	183,137
Proceeds from the sale of properties	801,227	336,000	-
Net cash provided by (used in) investing activities	(446,847)	508,505	(793,295)
Cash flows from financing activities:			
Exercise of stock options	895,195	7,096	298,433
Net cash from financing activities	895,195	7,096	298,433
Increase (decrease) in cash and cash equivalents	11,944,635	(1,885,499)	(3,163,104)
Cash and cash equivalents at the beginning of year	1,160,031	3,045,530	6,208,634
Cash and cash equivalents at the end of year (Note 2)	$13,104,666	$1,160,031	$3,045,530

See accompanying notes.

CANADA SOUTHERN PETROLEUM LTD.

CONSOLIDATED STATEMENTS OF LIMITED VOTING SHARES AND CONTRIBUTED SURPLUS

(Expressed in Canadian dollars)

	Number of shares	Limited Voting Shares $1 par value	Contributed surplus	Total
Balance as at December 31, 1998	14,234,740	$14,234,740	$26,254,139	$40,488,879
Exercise of stock options and other sales	50,230	50,230	248,203	298,433
Balance as at December 31, 1999	14,284,970	14,284,970	26,502,342	40,787,312
Exercise of stock options	1,000	1,000	6,096	7,096
Balance as at December 31, 2000	14,285,970	14,285,970	26,508,438	40,794,408
Exercise of stock options	131,800	131,800	763,395	895,195
Balance as at December 31, 2001	14,417,770	$14,417,770	$27,271,833	$41,689,603

See accompanying notes.

CANADA SOUTHERN PETROLEUM LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2001, 2000 and 1999

1. Summary of significant accounting policies

Accounting principles

Canada Southern prepares its accounts in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which conform in all material respects with United States generally accepted accounting principles (U.S. GAAP) except as disclosed in Note 10.

Consolidation

The consolidated financial statements include the accounts of Canada Southern Petroleum Ltd. and its wholly owned subsidiaries, Canpet Inc. and C.S. Petroleum Limited.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Specifically estimates were utilized in calculating depletion, depreciation and amortization, site restoration costs, and abandonments and write downs. Actual results could differ from those estimates and the differences could be material.

Oil and gas properties and equipment

Canada Southern, which is engaged primarily in one industry, the exploration for and the development of oil and gas properties in Canada, follows the full cost method of accounting for oil and gas properties, whereby all costs associated with the exploration for and the development of oil and gas reserves are capitalized. Such costs include land acquisition, drilling, geological, geophysical and overhead expenses. Canada Southern's cost center is Canada.

Canada Southern periodically reviews the costs associated with undeveloped properties and mineral rights to determine whether they are likely to be recovered. When such costs are not likely to be recovered, such costs are transferred to the depletable pool of oil and gas costs.

1. Summary of significant accounting policies (Cont'd)

The net carrying cost of Canada Southern's oil and gas properties in producing cost centers is limited to an estimated recoverable amount. This amount is the aggregate of future net revenues from proved reserves and the costs of undeveloped properties, net of impairment allowances, less future general and administrative costs, financing costs and income taxes. Future net revenues are calculated using year end prices that are not escalated or discounted. For Canadian GAAP future net revenues are undiscounted, whereas, for U.S. GAAP future net revenues are discounted at 10%.

Gains or losses are not recognized upon disposition of oil and gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion is provided on costs accumulated in producing cost centers including production equipment using the unit of production method. For purposes of the depletion calculation, gross proved oil and gas reserves as determined by outside consultants are converted to a common unit of measure on the basis of their approximate relative energy content. Depreciation has been computed for equipment, other than production equipment, on the straight-line method based on estimated useful lives of four to ten years.

Substantially all of Canada Southern's exploration and development activities related to oil and gas are conducted jointly with others and accordingly the consolidated financial statements reflect only Canada Southern's proportionate interest in such activities.

Revenue recognition

Canada Southern recognizes revenue on its working and royalty interest properties from the production of oil and gas in the period the oil and gas are sold.

Revenue under carried interest agreements is recorded in the period when the net proceeds become receivable and collection is reasonably assured. Under the carried interest agreements Canada Southern receives oil and gas revenues net of operating and capital costs incurred by the working interest participants. The time the net revenues become receivable and collection is reasonably assured depends on the terms and conditions of the relevant agreements and the practices followed by the operator. As a result, net revenues may lag the production month by one or more months.

Earnings per share

In 2001, Canada Southern, in accordance with the new standards issued by the Canadian Institute of Chartered Accountants, adopted the treasury method of earnings per share (EPS). The new methodology establishes dilution assuming proceeds from the exercise of dilutive options are used to purchase shares at the average market price.

1. **Summary of significant accounting policies (Cont'd)**

The old methodology assumed proceeds were used to repay debt. There is no change in prior years' EPS, as the effect of the exercise of stock options would have been anti-dilutive.

Future site restoration costs

Future site restoration costs for working interest properties are being provided on a unit of production basis. The provision is based on current costs of complying with existing legislation and industry practice for site restoration and abandonment. The estimated costs of abandoning carried interest wells are not included in future site restoration costs. These costs would be paid by the working interest partners and charged to the carried interest account.

Future income taxes

Canada Southern follows the liability method of accounting for income taxes. Under this method, Canada Southern records income taxes to give effect to temporary differences between the carrying amount and the tax basis of Canada Southern's assets and liabilities. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in Canada Southern's income taxes payable for the year or later period. Future income taxes are recorded at the enacted income tax rates that are expected to apply when the future tax liability is settled or the future tax asset is realized. Income tax expense is the tax payable for the period and the change during the period in future income tax assets and liabilities.

Foreign currency translation

Transactions for settlement in U.S. dollars have been translated at average monthly exchange rates. Monetary assets and liabilities in U.S. dollars have been translated at the year end exchange rates. Exchange gains or losses resulting from these adjustments are included in costs and expenses.

Financial instruments

The carrying value for cash equivalents, accounts receivable and accounts payable approximates their fair value based on anticipated cash flows and current market conditions.

1. Summary of significant accounting policies (Cont'd)

Stock based compensation

Canada Southern has a stock based compensation plan for its employees, officers and directors to acquire common shares. Options are issued at the fair market value of the shares on the date of the grant; no compensation expense is recorded when options are granted. Consideration received on the exercise of the options is credited to share capital. Note 5 contains the details of the current options outstanding.

Canada Southern follows the intrinsic value method in accounting for its stock options. This method results in no compensatory expense for options issued under Canada Southern's stock option plans.

2. Cash and cash equivalents

Canada Southern considers all highly liquid short-term investments with maturities of three months or less at date of acquisition to be cash equivalents. Cash equivalents are carried at cost, which approximates market value due to their short term nature.

	2001	2000
Cash	$ 212,812	$ 165,355
Canadian and U.S. marketable securities (Yield: 2001- 2.4%, 2000-5.7%)	657,876	994,676
Canadian money market mutual funds (Yield: 2001 - 2.4%)	12,233,978	-
Total	$13,104,666	$1,160,031

3. Oil and gas properties and equipment

The following tables provide the detail of oil and gas properties and equipment at December 31, 2001 and 2000:

3. Oil and gas properties and equipment (Cont'd)

	Cost	Less Accumulated Depreciation Depletion and, Write downs	Net Book Value
Balance December 31, 2001			
Oil and gas properties – developed	$19,051,744	$11,271,766	$ 7,779,978
Oil and gas properties (U.S.) – undeveloped	1,319,218	1,319,218	-
Seismic data	467,162	112,000	355,162
	20,838,124	12,702,984	8,135,140
Equipment	78,524	61,994	16,530
	$20,916,648	$12,764,978	$ 8,151,670
Balance December 31, 2000			
Oil and gas properties – developed	$18,972,989	$9,628,766	$ 9,344,223
Oil and gas properties (U.S.) – undeveloped	1,319,218	1,319,218	-
Seismic data	112,000	112,000	-
	20,404,207	11,059,984	9,344,223
Equipment	75,379	41,594	33,785
	$20,479,586	$11,101,578	$ 9,378,008

As at December 31, 2001 and 2000 there were no capital assets relating to undeveloped properties, which have been excluded from the depletion calculation. During 2001, there were no general and administrative expenses that were capitalized ($70,000 in 2000 and $73,000 in 1999).

Total future site restoration costs at December 31, 2001 are estimated to be $1,361,000. The estimated future site restoration costs to be accrued over the remaining life of the proven reserves at December 31, 2001 are approximately $1,098,000.

BP Canada, Devon AXL, Imperial Oil Resources and ExxonMobil Canada Properties made the majority of gas sales in 2001 on the Company's behalf. Included in the amount of accounts receivable is $2,618,000 due from various industry partners which include BP Canada, Devon AXL, Imperial Oil Resources, ExxonMobil Canada Properties, and Anadarko Canada.

Effective October 1, 1999, Canada Southern's sold its heavy crude oil production and related facilities at Kitscoty to the operator for $336,000. The transaction was completed during February 2000 and the proceeds of sale were credited to oil and gas properties in 2000.

3. Oil and gas properties and equipment (Cont'd)

On September 14, 2001, the trial court in Calgary issued its written reasons for its decision in the Kotaneelee litigation and on November 1, 2001 the Court finalized its judgment. The judgment affirms that, although the defendants have a continuing contractual obligation (but not a fiduciary obligation) to develop the Kotaneelee gas field and market the field's gas at the earliest feasible date, they did not breach their contractual obligation to market the gas. The Court also ordered that the field's carried interest account be reduced by $5,297,000 and declared that gas produced at the field is not subject to processing fees. Although the Court did not quantify the amount payable to Canada Southern as a result of the processing fee declaration and the adjustment of the carried interest account, Canada Southern has calculated that amount to be approximately $25 million before any applicable taxes. The trial court determined that the issue of whether interest accrued on the carried interest account had been abandoned. The trial court retained jurisdiction on the issue of taxable costs, but the Court has expressed a desire to defer its consideration of costs until the Court of Appeal rules on appeals taken by the parties. Canada Southern has not recorded the above estimated $25 million amount due because the decision has been appealed and collection of the amount is not assured.

On January 15, 2001, Canada Southern sold its interest in Doe Creek, British Columbia for $800,000, effective January 1, 2001. Proceeds from carried interests include $315,000 of net carried interest revenue relating to production periods prior to January 1, 2001 from the Buick Creek, Wargen and Clarke Lake properties that were converted into working interest effective January 1, 2001.

During the second quarter of fiscal 2000, the carrying value costs of approximately $635,000 of the Texas project were written down to a nominal value of $1.00.

The amount of abandonments and write downs are the same under both Canadian and U.S. GAAP.

4. Limited voting shares and stock options

The Memorandum of Association (Articles of Continuance) of Canada Southern provides that no person (as defined) shall vote more than 1,000 shares.

Under the terms of Canada Southern's 1985, 1992 and 1998 stock option plans, Canada Southern is authorized to grant certain employees, directors and consultants options to purchase Limited Voting Shares at prices based on the market price of the shares as determined on the date of the grant. The options are normally issued for a period of five years from the date of grant.

4. Limited voting shares and stock options (Cont'd)

A summary of stock option transactions for the three years ended December 31, 2001 is as follows:

Options Outstanding	Expiration Dates	Number of Shares	Option Prices ($)
December 31, 1998	Aug. 1999 - Apr. 2003	210,000	($7.94 weighted average)
Granted		362,500	7.02
Exercised		(49,000)	6.37-7.00
December 31, 1999	Nov. 2000 - Jan. 2004	523,500	($6.92 weighted average)
Granted		75,000	8.36
Exercised		(1,000)	7.00
Expired		(4,000)	7.00
December 31, 2000	May 2001 - Jan. 2005	593,500	($7.11 weighted average)
Granted		45,000	6.81
Exercised		(131,800)	6.79
Expired		(64,000)	6.81
December 31, 2001	Jan. 2004 - Nov. 2006	442,700	($7.21 weighted average)

Summary of Options Outstanding at December 31, 2001		Total	Exercisable	Option Prices ($)
Granted 1999	Jan. 2004	332,700	332,700	7.00
Granted 2000	Jan. 2005	75,000	50,000	8.36
Granted 2001	Nov. 2006	45,000	-	6.81
Total - December 31, 2001		442,700	382,700	
Options Reserved for Future Grants		455,134		

Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, and has been determined as if Canada Southern had accounted for its stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. Option valuation models require that input of highly subjective assumptions including the expected stock price volatility. All of the valuations assumed no expected dividend. The assumptions used in the 1999 valuation model were: risk free interest rate – 4.65%, expected life – 5 years and expected volatility - .503. The assumptions used in the 2000 valuation model were: risk free interest rate - 6.7%, expected life - 5 years and expected volatility - .578. The assumptions used in the 2001 valuation model were: risk free interest rate – 3.5%, expected life – 5 years and expected volatility - .625.

Because Canada Southern's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

4. Limited voting shares and stock options (Cont'd)

For the purpose of pro forma disclosures, the estimated fair value of the stock options is expensed in the year of grant since the options are immediately exercisable. Canada Southern's pro forma information is as follows:

	Amount	Per Share
Net loss as reported – December 31, 1999	$(3,001,424)	$(.21)
Stock option expense	(1,247,000)	(.09)
Pro forma net loss – December 31, 1999	$(4,248,424)	$(.30)
Net loss as reported – December 31, 2000	$(3,084,335)	$(.22)
Stock option expense	(112,000)	-
Pro forma net loss – December 31, 2000	$(3,196,335)	$(.22)
Net income as reported – December 31, 2001	$10,182,501	$.71
Stock option expense	(122,000)	(.01)
Pro forma net income – December 31, 2001	$10,060,501	$.70

5. Income taxes

Income taxes vary from the amounts that would be computed by applying the statutory Canadian federal and provincial income tax rates as follows:

	2001	2000	1999
	43.37%	44.84%	44.84%
Provision (recovery) for income taxes based on combined basic Canadian federal and provincial income tax	$4,964,726	$(1,419,885)	$(1,469,135)
Non capital loss previously unrecognized	(3,295,548)	-	-
Depletion previously unrecognized	(856,656)	-	-
Nondeductible crown charges	330,447	40,361	11,249
Resource allowance	14,439	284,725	383,663
Other	4,692	(16,902)	(47,601)
Rate adjustments	33,600	-	-
Unrecognized benefit of the tax loss	-	1,029,476	846,854
Actual income tax expense (recovery)	$1,195,700	$ (82,225)	$ (274,970)
Future income tax	$1,165,700	$(82,225)	$(274,970)
Current income tax	30,000	-	-
Total	$1,195,700	$(82,225)	$(274,970)

At December 31, 2001, Canada Southern had net operating losses for income tax purposes of approximately $436,000, which are available to be carried forward to future periods. These losses expire in 2007.

5. Income taxes (Cont'd)

At December 31, 2001, Canada Southern had the following oil and gas tax deductions available to reduce future taxable income, subject to a final determination by taxation authorities.

Canada	
Drilling, exploration and lease acquisition costs	$ 6,359,000
Undepreciated capital costs	2,242,000
Cumulative eligible capital losses	379,000
United States	
Net operating losses	964,000

As a result of these deductions, Canada Southern has a future tax asset which primarily represents the excess of available resource deductions for income tax purposes over the recorded value of oil and gas properties together with operating and capital income tax loss carry forwards. These amounts are expected to be recovered from the production of current oil and gas reserves. As certain of the resource deductions are restricted, there is considerable risk that these deductions will not be utilized. Accordingly, Canada Southern has established a valuation allowance to recognize this uncertainty.

	2001	2000	1999
Tax value of assets in excess of carrying value	$1,148,315	$6,379,479	$6,749,358
Future site restoration costs	84,769	-	-
Tax value of loss carry-forward	187,427	-	-
Future tax assets	1,420,511	6,379,479	6,749,358
Valuation reserve	(920,511)	(4,713,779)	(5,165,883)
Net future tax asset	$ 500,000	$1,665,700	$1,583,475
Future tax recovery (expense)	$ (1,165,700)	$ 82,225	$ 274,970

6. Litigation

Canada Southern's principal asset is a 30% carried interest in the Kotaneelee natural gas field located on Exploration Permit 1007 in the Yukon Territory, Canada. The permit consists of 31,888 gross (9,566 net) acres. This permit is partially developed into a natural gas field. There have been six wells drilled: two producing natural gas wells, one salt water disposal well and three abandoned wells. The wells had a combined gross productive capability at December 31, 2001 of approximately 43 million cubic feet per day.

6. Litigation (Cont'd)

Since 1989, Canada Southern and the other carried interest parties have been involved in litigation in the Court of Queens Bench in Calgary, Canada with the field working interest parties (defendants). Canada Southern claims that the defendants breached a contract obligation and/or a fiduciary duty owed to Canada Southern to market gas in 1984 from the field when it was possible to so. In addition, Canada Southern claimed that Canada Southern's carried interest account should be reduced because of improper charges to the carried interest account by the defendants. Canada Southern sought money damages and the forfeiture of the Kotaneelee gas field. Canada Southern presented evidence at trial that the money damages sustained by Canada Southern were approximately $100 million.

A carried interest owner, such as Canada Southern, is entitled to receive its share of field revenues after the working interest parties recover their operating and capital costs. Although, according to the operator's reports, the Kotaneelee gas field reached pay out status during November 1999, the operator notified Canada Southern in December 1999 that it would not make any payments to the carried interest owners, including Canada Southern, until the issue of the amount of recoverable costs under the carried interest account has been resolved by the Court of Queens Bench in Calgary, Canada. The operator deposited Canada Southern's share of net production proceeds in an interest bearing account with an escrow agent.

On September 14, 2001, the trial court in Calgary issued its written reasons for its decision in the Kotaneelee litigation and on November 1, 2001 the Court finalized its judgment. The judgment affirms that, although the defendants have a continuing contractual obligation (but not a fiduciary obligation) to develop the Kotaneelee gas field and market the field's gas at the earliest feasible date, they did not breach their contractual obligation to market the gas. The Court also ordered that the field's carried interest account be reduced by $5,297,000 and declared that gas produced at the field is not subject to processing fees. Although the Court did not quantify the amount payable to Canada Southern as a result of the processing fee declaration and the adjustment of the carried interest account, Canada Southern has calculated that amount to be approximately $25 million before any applicable taxes. The trial court determined that the issue of whether interest accrued on the carried interest account had been abandoned. The trial court retained jurisdiction on the issue of taxable costs, but the Court has expressed a desire to defer its consideration of costs until the Court of Appeal rules on appeals taken by the parties. Canada Southern has not recorded the above estimated $25 million amount due because the decision has been appealed and collection of the amount is not assured.

Under Canadian law, certain costs (known as taxable costs) of the litigation may be assessed against the non-prevailing party. Effective September 1, 1998, the Alberta Rules of Court were amended to provide for a material increase in the costs which may be awarded to the prevailing party in matters before the Court.

6. Litigation (Cont'd)

The trial was lengthy, complicated and costly to all parties and Canada Southern expects that the parties who ultimately prevail in the litigation will argue for a substantial assessment of costs against the non-prevailing party or parties. The Court has very broad discretion as to whether to award costs and disbursements and as to the calculation of any amounts to be awarded. Accordingly, Canada Southern is unable to determine whether, in the event that Canada Southern does not ultimately prevail on its claims in the litigation, costs will be assessed against Canada Southern or in what amounts. However, since the costs incurred by the defendants have been substantial, and since the Court has broad discretion in the awarding of costs, an award of costs to the defendants potentially could be material. As of December 31, 2001, Canada Southern had expended in excess of $14.5 million on the litigation and believes the defendants have expended substantially more than that amount. A cost award against Canada Southern could be of sufficient magnitude to necessitate a sale of Canada Southern's assets or a debt or equity financing to fund such an award. There are no assurances that any such sale or financing would be consummated.

Canada Southern has paid all of the costs of the Kotaneelee Litigation and may recover some of those costs from the other carried interest partners, if those carried interest partners ultimately realize any recoveries.

The plaintiffs and each of the defendants have filed appeals and/or cross appeals of the trial court decision with the Court of Appeal in Calgary, Alberta. The case management Justice of the Court of Appeal has advised the parties to the litigation that all filings in connection with the appeals are to be made before the end of December 2002, at which time a date will be set to hear oral arguments from the parties.

Based upon evidence discovered after the trial began, Canada Southern filed a claim during May 1998 that the defendants failed to develop the field in a timely manner. Canada Southern is unable to estimate the time necessary to conclude this claim.

There is no assurance whatsoever that ultimately Canada Southern will be successful on its claims, which have been vigorously defended by the defendants. There is also no assurance that Canada Southern will be awarded any damages, or that, if ultimately damages are awarded, the Court will apply the measure of damages Canada Southern claims should be applied.

7. Related party transactions

In 1991, Canada Southern granted interests to certain officers, employees, directors, litigation counsel and consultants aggregating 7.8% (an additional .75% was granted in 1997 to litigation counsel) of any and all net recoveries from the defendants in the Kotaneelee gas field litigation due to the defendants' failure to assure the earliest feasible development and marketing of gas and due to other failures.

7. Related party transactions (Cont'd)

Murtha Cullina LLP (Mr. Timothy L. Largay, a partner of the firm, has been a director of Canada Southern since 1997) was granted a 1% interest and Directors Benjamin W. Heath and Arthur B. O'Donnell were granted a .25% and .33 1/3% interest, respectively. Mr. O'Donnell's interest was derived from a 1% interest granted to G&O'D INC in 1991.

Mr. Heath has royalty interests in certain of Canada Southern's oil and gas properties, (present and past) which were received directly or indirectly through Canada Southern. Canada Southern and third-party operators and/or owners of properties made payments pursuant to these royalties for the benefit of Mr. Heath totaling U.S.$40,538, U.S.$25,247and U.S.$15,435 in 2001, 2000 and 1999, respectively. These amounts have been recorded at exchange values.

The law firm Murtha Cullina LLP was paid fees of $230,992 for the year 2001 (2000 – $94,876 and 1999 - $135,209).

8. Other financial information

Accrued liabilities	2001	2000
Accounting and legal expenses	$ 55,000	$ 61,527
Large corporation taxes	24,548	-
Royalties	38,300	28,000
Audit fees	30,000	25,000
Engineering fees	25,000	-
Capital and operating costs	709,100	23,000
	$ 881,948	$ 137,527

The operator of the Buick Creek property in British Columbia is presently in the process of having Canada Southern recognized as an owner of the production facilities. When the process has been completed, Canada Southern will be responsible for the payment of approximately $675,000 for its share of facility improvements that were completed in December 2001. This amount has been included in oil and gas properties and accrued liabilities at December 31, 2001.

	Years ended December 31,		
	2001	2000	1999
Royalty payments (1)	$3,280,335	$ 84,769	$ 71,838
Rent payments	$ 49,143	$ 49,057	$ 55,840
Interest and line of credit fees	$ 12,540	$ 4,641	$ 2,600
Large corporation & capital tax payments	$ 23,768	$ 7,824	$ 15,108
Accounting and administrative services (2)	$ 230,865	$276,879	$259,751

8. Other financial information (Cont'd)

(1) Oil and gas sales are reported net of royalties incurred. The amount for the year ended December 31, 2001 includes $2,384,723 of royalties paid out of carried interest revenues.

(2) G&O'D INC, a Connecticut, United States based company has been providing certain accounting and financial services to Canada Southern for many years.

9. Leases

At December 31, 2001, the future minimum rental payments and estimated operating costs applicable to Canada Southern's non-cancelable five year operating (office) lease which was effective June 1, 2000 total $157,395 and are as follows: $44,653 in 2002, $46,062 in 2003, $47,068 in 2004 and $19,612 in 2005.

10. U. S. GAAP – Other Comprehensive Income

Classifications within other comprehensive income include foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. During 1998, the Company wrote down the value of its interest in the Tapia Canyon, California heavy oil project to a nominal value. During August 1999, the project was sold and the Company received shares of stock in the purchaser. The purchaser has become a public company (Sefton Resources, Inc), which is listed on the London Stock Exchange (trading symbol SER). At December 31, 2001, the Company owned approximately 4% of Sefton Resources, Inc. with a fair market value of $427,000 and a carrying value of $1.00. The shares of Sefton Resources, Inc. were restricted and could not be sold before December 2001.

Under U.S. GAAP, the Sefton Resources shares would be classified as available-for-sale securities and recorded at fair value at December 31, 2001. This would result in other comprehensive income for the year ended December 31, 2001. In addition, the balance sheet would reflect Marketable securities in the amount of $427,000 with a corresponding credit to Shareholders' Equity – Accumulated other comprehensive income in the amount of $427,000.

11. U.S. Accounting Developments

In June 2001, the FASB issued Statement No. 143 "Accounting for Asset Retirement Obligations". This statement requires the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value of a liability can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The requirements are effective for fiscal years beginning on or after June 15, 2002. The effect of this pronouncement on the financial position of Canada Southern and the resulting Canadian and U.S. GAAP differences, if any, are yet to be determined.

11. U.S. Accounting Developments (Cont'd)

In August 2001, the FASB issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment of long-lived assets. Statement No. 144 is effective for the 2002 fiscal year and is not expected to have a material impact on the Canada Southern's financial position.

12. Comparative Figures

Certain figures presented for comparative purposes have been reclassified to conform to the current year's financial statement presentation.

CANADA SOUTHERN PETROLEUM LTD.
SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(unaudited)

The following information includes estimates which are subject to rapid and unanticipated change. Canada Southern cautions that the discounted future net cash flows from proved oil and gas reserves are not an indication of the fair market value of Canada Southern's oil and gas properties or the future net cash flows expected to be generated from the properties. The discounted future net cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves. Also, the estimates do not consider the effect of future changes in oil and gas prices, development, site restoration and production costs, and possible changes in tax and royalty regulations. The prescribed discount rate of 10% may not appropriately reflect future interest rates.

All amounts below except for costs, acreage, wells drilled and present activities relate to Canada. Paddock Lindstrom & Associates Ltd., independent consultants, provided oil and gas reserve data and the information relating to cash flows.

Estimated net quantities of proved oil and gas reserves:

	Oil (bbls)	Gas (bcf)
Proved reserves:		
December 31, 1998	36,200	18.408
Revisions of previous estimates	5,050	6.786
Production*	(11,650)	(1.710)
December 31,1999	29,600	23.484
Revisions of previous estimates	(4,787)	(4.531)
Production*	3,787	(.375)
December 31,2000	28,600	18.578
Sale of properties	-	(.384)
Revisions of previous estimates	(1,585)	(2.530)
Production*	(6,415)	(3.581)
December 31, 2001	20,600	12.083
Proved developed reserves:		
December 31, 1998	36,200	18.408
December 31, 1999	29,600	23.484
December 31, 2000	25,800	18.312
December 31, 2001	20,600	12.083

* Production data includes oil and gas sales and the proceeds from the carried interest properties.

Results of oil and gas operations:

	Years ended December 31,		
	2001	2000	1999
Income:			
Oil and gas sales	$ 2,878,632	$ 435,575	$ 189,461
Proceeds from carried interests	12,879,512	796,560	587,073
	15,758,144	1,232,135	776,534
Costs and expenses:			
Lease operating costs	468,089	62,778	147,332
Depletion depreciation, and amortization	1,663,402	215,700	707,200
Provision for future site restoration costs	137,000	300	600
Abandonments and write downs	-	634,582	-
Current income tax expense	30,000	-	-
Future Income tax expense (recovery)	1,165,700	142,939	(35,243)
	3,464,191	1,056,299	819,889
Net income (loss) from operations	$12,293,953	$ 175,836	$ (43,355)

Capitalized costs of oil and gas activities:

	Years ended December 31,		
	2001	2000	1999
Acquisition costs	$ 47,000	$ 92,000	$ 241,000
Exploration	355,000	65,000	514,000
Development	832,000	195,000	145,000

Standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities during the following period (in thousands of dollars):

	Years ended December 31,		
	2001	2000	1999
Future cash inflows	$34,658	$171,283	$70,491
Future development and production costs	(8,406)	(7,345)	(24,364)
	26,252	163,938	46,127
Future income tax expense*	(5,776)	(50,591)	(6,331)
Future net cash flows	20,476	113,347	39,796
10% annual discount	(4,469)	(28,167)	(8,758)
Standardized measure of discounted future net cash flows	$16,007	$ 85,180	$31,038

* Reflects total tax pools for the years 2001, 2000 and 1999 that may be used to offset oil and gas income. The tax pools are comprised of carry forward of exploration, development and lease acquisition costs, undepreciated capital costs and earned depletion of $9,416,000, $21,988,000 and $18,940,000 for the years 2001, 2000 and 1999, respectively.

Current prices used in the above estimates were based upon selling prices at the wellhead at December of each year as follows: 2001 - $2.66, 2000 - $9.19 and 1999 - $2.98 per mcf. Current costs were based upon estimates made by consulting engineers at the end of each year.

Changes in the standardized measure during the following periods (in thousands of dollars):

	Years ended December 31,		
	2001	2000	1999
Changes due to:			
Sale of properties	$ (3,197)	$ -	$ -
Prices and production costs	(24,171)	88,555	17,776
Future development costs	(1,461)	(273)	(116)
Sales net of production costs	(28,380)	(8,984)	(619)
Development costs incurred during the year	832	195	145
Revisions of quantity estimates	(52,195)	1,697	7,256
Accretion of discount	9,088	3,461	924
Net change in income taxes	30,311	(30,509)	(3,569)
Net change	$(69,173)	$ 54,142	$ 21,797

Selected quarterly financial data (unaudited)

The following is a summary (in thousands) except for per share amounts of the quarterly results of operations for the years 2001 and 2000: See Management's Discussion and Analysis of Financial Condition and Results of Operations.

2001	QTR 1	QTR 2	QTR 3	QTR 4
	($)	($)	($)	($)
Total revenues	1,453	6,480	4,302	3,800
Costs and expenses	(809)	(1,031)	(992)	(1,827)
Income tax (provision) benefit	(58)	(847)	(271)	(20)
Net income (loss)	586	4,602	3,039	1,953
Per share (basic)	.04	.32	.21	.14
Per share (diluted)	.04	.32	.21	.13
Average number of shares outstanding	14,309	14,337	14,401	14,418

2000	QTR 1	QTR 2	QTR 3	QTR 4
	($)	($)	($)	($)
Total revenues	371	312	478	218
Costs and expenses	(964)	(1,752)	(814)	(1,016)
Income tax (provision) benefit	190	53	(177)	16
Net income (loss)	403	(1,387)	(513)	782
Per share (basic & diluted)	(.03)	(.10)	(.04)	(.05)
Average number of shares outstanding	14,285	14,285	14,285	14,285

Item 9. **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

PART III

For information concerning Item 10 – "Directors and Executive Officers of Canada Southern," Item 11 – "Executive Compensation," Item 12 – "Security Ownership of Certain Beneficial Owners and Management" and Item 13 – "Certain Relationships and Related Transactions," see the Proxy Statement of Canada Southern Petroleum Ltd. relative to the Annual Meeting of Shareholders for the year ended December 31, 2001, which will be filed with the Securities and Exchange Commission, which information is incorporated herein by reference. For information concerning Item 10 – "Executive Officers of Canada Southern," see Part I.

PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) (1) Financial Statements

The financial statements and schedules listed below and included under Item 8, above are filed as part of this report.

(2) Consolidated Financial Statement Schedules

All schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.

(b) Reports on Form 8-K

(1) On December 7, 2001, the Company filed a Current Report of Form 8-K to report that Canada Southern Petroleum Ltd., Magellan Petroleum Corporation, and Pantepec International, Inc., the plaintiffs in the Kotaneelee litigation, filed a Notice of Appeal in the Court of Appeal of Alberta with regard to certain parts of the judgment of the trial court dated September 14, 2001.

(2) On December 21, 2001, the Company filed a Current Report of Form 8-K to report that on various dates in early December 2001, each of the defendants in the Kotaneelee litigation filed notices in the Court of Appeal of Alberta setting forth their intent to appeal certain parts of the judgment of the trial court dated September 14, 2001.

(c) Exhibits

The following exhibits are filed as part of this report:

Item Number

2. Plan of acquisition, reorganization, arrangement, liquidation or succession

Not applicable.

3. Articles of Incorporation and By-Laws

(a) Memorandum of Association as amended on June 30, 1982, May 14, 1985 and April 7, 1988 filed as Exhibit 4B to Form S-8 as filed on November 25, 1998 (File number 001-03793) is incorporated by reference.

(b) By-laws, as amended, filed as Exhibit 4C to Form S-8 as filed on November 25, 1998 (File number 001-03793) are incorporated by reference.

4. Instruments defining the rights of security holders, including indentures

None.

9. Voting trust agreement

None.

10. Material contracts

(a) Agreements relating to Kotaneelee Gas Field:

(1.) Copy of Agreement dated May 28, 1959 between Canada Southern et al. and Home Oil Company Limited et al. and Signal Oil and Gas Company filed as Exhibit 10(a) to Report on Form 10-K for the year ended December 31, 1998 (File number 001-03793) is incorporated herein by reference.

(2.) Copies of Supplementary Documents to May 28, 1959 Agreement (see (1) above), dated June 24, 1959, consisting of Guarantee by Home Oil Company Limited and Pipeline Promotion Agreement, filed as Exhibit 10(a) to Report on Form 10-K for the year ended December 31, 1998 (File number 001-03793) is incorporated herein by reference.

(3.) Copy of Modification to Agreement dated May 28, 1959 (see (1) above), made as of January 31, 1961, filed as Exhibit 10(a) to Report of Form 10-K for the year ended December 31, 1998 (File number 001-03793) is incorporated herein by reference.

(4.) Copy of Agreement dated April 1, 1966 among Canada Southern et al. and Dome Petroleum Limited et al., filed as Exhibit 10(a) to Report on Form 10-K for the year ended December 31, 1998 (File number 001-03793) is incorporated herein by reference.

(5.) Copy of Letter Agreement dated February 1, 1977 between Canada Southern and Columbia Gas Development of Canada, Ltd. for operation of the Kotaneelee gas field, filed as Exhibit 10(a) to Report on Form 10-K for the year ended December 31, 1998 (File number 001-03793) is incorporated herein by reference.

(b) Copy of Agreement dated January 28, 1972 between Canada Southern and Panarctic Oils Ltd. for development of the offshore Arctic Islands gas fields, filed as Exhibit 10(b) to Report on Form 10-K for the year ended December 31, 1998 (File number 001-03793) is incorporated herein by reference.

(c) Stock Option Plan adopted December 9, 1992, filed as Exhibit 10(c) to Report on Form 10-K for the year ended December 31, 1998 (File number 001-03793) is incorporated herein by reference.

(d) Stock Option Plan effective July 1, 1998 filed as Exhibit A to Schedule 14A Information (Proxy Statement) as filed on May 1, 1998 (File number 001-03793) is incorporated by reference.

11. <u>Statement re computation of per share earnings</u>

None.

12. <u>Statement re computation of ratios</u>

None.

13. <u>Annual report to security holders, Form 10-Q or quarterly report to security holders</u>

Not applicable.

16. <u>Letter re change in certifying accountant</u>

Not applicable.

18. <u>Letter re change in accounting principles</u>

None.

21. Subsidiaries of Canada Southern

Canpet Inc. incorporated in Delaware on August 3, 1973.
C. S. Petroleum Limited incorporated in Nova Scotia on December 15, 1981.

22. Published report regarding matters submitted to vote of security holders

None.

23. Consents of experts and counsel

(a) Paddock Lindstrom & Associates, Ltd. filed herein.
(b) Ernst & Young LLP filed herein.

24. Power of attorney

Not applicable.

99. Additional exhibits

(a) Statement of Claim filed on October 27, 1989 against Columbia Gas Development of Canada Ltd., Amoco Production Company, Dome Petroleum Limited, Amoco Canada Petroleum Company Ltd., Mobil Oil Canada Ltd. and Esso Resources of Canada Ltd. in the Court of Queen's Bench of Alberta Judicial District of Calgary, Alberta, Canada, filed as Exhibit 99(a) to Report on Form 10-K for the year ended December 31, 1998 (File number 001-03793) is incorporated herein by reference.

(b) Amended Statement of Claim, amending the October 27, 1989 Statement of Claim, filed on March 12, 1990, filed as Exhibit 99(b) to Report on Form 10-K for the year ended December 31, 1998 (File number 001-03793) is incorporated herein by reference.

(c) Amended Statement of Claim in the same action, filed on November 17, 1993, filed as Exhibit 99(c) to Report on Form 10-K for the year ended December 31, 1998 (File number 001-03793) is incorporated herein by reference.

(d) Amended Statement of Third Party Notice by Amoco Canada Production Company Ltd. and Amoco Production Company, filed November 17, 1993 in the same action, filed as Exhibit 99(d) to Report on Form 10-K for the year ended December 31, 1998 (File number 001-03793) is incorporated herein by reference.

(e) Amended Statement of Defense to Third Party Notice by Anderson Oil & Gas Inc. (formerly Columbia Gas Development of Canada Ltd.) filed January 27, 1994 in the same action, filed as Exhibit 99(e) to Report on Form 10-K for the year ended December 31, 1998 (File number 001-03793) is incorporated herein by reference.

(f) The decision of the trial court in Calgary regarding the Kotaneelee gas filed litigation is incorporated by reference to Current Report on Form 8-K/A filed on October 1, 2001 ((File number 001-03793).

(d) Financial Statement Schedules

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADA SOUTHERN PETROLEUM LTD.
(Registrant)

By /s/ Randy Denecky
Randy Denecky
President

Dated: March 27, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By /s/ Randy Denecky
Randy Denecky
President, Treasurer and Chief
Financial and Accounting Officer

Dated: March 27, 2002

By /s/ Timothy L. Largay
Timothy L. Largay
Director

Dated: March 27, 2002

By /s/ Benjamin W. Heath
Benjamin W. Heath
Director

Dated: March 27, 2002

By /s/ Arthur B. O'Donnell
Arthur B. O'Donnell
Director

Dated: March 27, 2002

By /s/ Richard C. McGinity
Richard C. McGinity
Director

Dated: March 27, 2002

CANADA SOUTHERN PETROLEUM LTD.
#505, 706 - 7th Avenue S.W.
Calgary, Alberta T2P 0Z1
CANADA
(403) 269-7741

DIRECTORS

Benjamin W. Heath
President
Coastal Caribbean Oils & Minerals, Ltd.
Newport Beach, California

Timothy L. Largay
Partner
Murtha Cullina LLP
Hartford, Connecticut

Myron F. Kanik
President
Myron Kanik and Associates Ltd.
Calgary, Alberta, Canada

Richard C. McGinity
President
School Street Capital Group
Ann Arbor, Michigan

Arthur B. O'Donnell
Consultant
West Hartford, Connecticut

OFFICERS

Randy Denecky
President – Chief Financial Officer

Timothy L. Largay
Secretary

TRANSFER AGENTS

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
(800) 937-5449
www.amstock.com

CHARTERED ACCOUNTANTS
Ernst & Young LLP
Suite 1000, Ernst & Young Tower
440 2 Avenue, S.W.
Calgary, Alberta T2P 5E9
CANADA

COMPANY WEB SITE
Financial results, corporate news and other company information are available on the Company's web site: **http://www.cansopet.com**

All shareholder correspondence relating to stock ownership or address changes, lost stock certificates, and other such matters should be directed to the Company's Transfer Agents in Canada or in the United States, as shown above. Other inquiries may be directed to Canada Southern's Executive Offices in Calgary,. E-mail: cspl.investor@home.com

The ticker symbol used on the Toronto, Boston and Pacific Exchanges is **CSW.**

The NASDAQ SmallCap Market uses the ticker symbol **CSPLF**.

Printed in U.S.A.